Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2019 FINANCIAL RESULTS

ATHENS, GREECE — (GLOBE NEWSWIRE) – 5/13/19 — Capital Product Partners L.P. (the “Partnership,” or “CPLP”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the first quarter ended March 31, 2019.

As previously announced, the share-for-share transaction with DSS Holdings L.P. (the “DSS Transaction”), involving debt prepayment in the aggregate principal amount of $146.5 million, the full redemption and retirement of our Class B Convertible Preferred Units (the “Class B Units”) at par value and the spin-off of our 25 crude and product tankers (the “Tanker Business”), was completed on March 27, 2019.

We currently own a fleet of 11 vessels, consisting of ten neo panamax container vessels and one drybulk vessel.

In this press release, we present our financial results for the three months ended March 31, 2019, as well as comparative periods, on a continuing operations basis, except where reference is made to discontinued operations.

For the first quarter of 2018, our financial results from continuing operations include revenues, expenses and cash flows arising from, in addition to our current fleet of 11 vessels, the M/T Amore Mio II, which we sold and delivered on October 15, 2018 and the M/T Aristotelis, which we sold and delivered on April 25, 2018. These two tankers were not part of the Tanker Business that we spun off in the DSS Transaction.

All per unit data have been retrospectively adjusted to reflect the impact of the one-for-seven reverse unit split we effected on March 27, 2019.

Overview of First Quarter 2019 Results

Net income from continuing operations for the quarter ended March 31, 2019 was $7.2 million, compared to net income from continuing operations of $3.0 million for the first quarter of 2018. After taking into account the preferred interest in net income attributable to the holders of the Class B Units (which includes, for the quarter ended March 31, 2019, the original issue discount of certain Class B Units that were redeemed as part of the DSS Transaction) and the interest attributable to the general partner, net loss from continuing operations per common unit for the quarter ended March 31, 2019 was $0.10, compared to net income per common unit of $0.01 for the first quarter of 2018.

Total revenue was $26.8 million for the quarter ended March 31, 2019, reflecting a decrease of 9% compared to $29.4 million during the first quarter of 2018. The decrease in revenue was mainly attributable to the period-on-period decrease in the average number of our vessels as our fleet included the M/T Amore Mio II and the M/T Aristotelis in the first quarter of 2018 (which we disposed of in October 2018 and April 2018, respectively), partially offset by the increase in the average charter rates earned by certain of our vessels compared to the first quarter of 2018.

Total expenses for the quarter ended March 31, 2019 were $15.4 million, compared to $21.9 million in the first quarter of 2018. Voyage expenses for the quarter ended March 31, 2019 decreased to $0.5 million, compared to $3.2 million in the first quarter of 2018, mainly due to the period-on-period decrease in the number of days during which certain of our vessels were employed under voyage charters. Total vessel operating expenses during the first quarter of 2019 amounted to $6.6 million, compared to $8.4 million during the first quarter of 2018. The decrease in operating expenses was mainly due to the decrease in the average number of vessels in our fleet following the disposal of the M/T Amore Mio II and the M/T Aristotelis. Total expenses for the first quarter of 2019 also include vessel depreciation and amortization of $7.2 million, compared to $8.6 million in the first quarter of 2018. The decrease in depreciation and amortization was similarly attributable to the decrease in the average number of vessels in our fleet. General and administrative expenses for the first quarter of 2019 amounted to $1.0 million as compared to $1.7 million in the first quarter of 2018. Transaction expenses related to the DSS Transaction were recognized and presented under discontinued operations.

Total other expense, net for the quarter ended March 31, 2019 was $4.2 million compared to $4.5 million for the first quarter of 2018. Total other expense, net includes interest expense and finance costs of $4.6 million for both the first quarter of 2019 and the first quarter of 2018.

Capitalization of the Partnership

As of March 31, 2019, total cash, including restricted cash under our 2017 credit facility, amounted to $79.0 million. Restricted cash under our 2017 credit facility amounted to $5.5 million.

As of March 31, 2019, total partners’ capital amounted to $406.7 million, a decrease of $474.6 million compared to $881.3 million (including discontinued operations) as of December 31, 2018. The decrease was primarily due to the spin-off of the Tanker Business, the redemption of our Class B Units at par value for $116.9 million, distributions declared and paid in the total amount of $11.3 million for the first quarter of 2019 and the total net loss of $139.3 million for the period (including an impairment charge of $149.6 million related to the DSS Transaction as further described below). The impact of these factors on total partners’ capital was partially offset by the receipt of $319.7 million from DSS as per the terms of the DSS Transaction.

As of March 31, 2019, the Partnership’s total debt was $285.5 million, reflecting a decrease of $160.4 million compared to $445.9 million (including discontinued operations) as of December 31, 2018. The decrease is attributable to the prepayment of our debt of $146.5 million in connection with the DSS Transaction and scheduled principal amortization for the period.

Operating Surplus

Operating surplus for the quarter ended March 31, 2019 (including the contribution of the Tanker Business) amounted to $30.5 million, compared to $26.0 million for the first quarter of 2018, and $33.4 million for the previous quarter ended December 31, 2018. For the first quarter of 2019, we allocated $7.7 million to the capital reserve compared to $13.6 million in the previous quarter reflecting the reduction in CPLP’s total outstanding indebtedness. Operating surplus after the quarterly allocation to the capital reserve and the accrued distributions of the Class B Units outstanding until their redemption on March 27, 2019, was $20.2 million for the quarter ended March 31, 2019. Operating surplus is a non-GAAP financial measure used by certain investors to evaluate the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Discontinued Operations

In accordance with Accounting Standards Update (“ASU”) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, the assets and liabilities and results of operations of the Tanker Business we spun off in the DSS Transaction are reported as discontinued operations for all periods presented.

Net loss from discontinued operations for the first quarter ended March 31, 2019 was $146.5 million, or $7.91 per unit, compared to net income from discontinued operations of $2.3 million, or $0.12 per unit for the first quarter of 2018. Results from discontinued operations for the first quarter of 2019 reflect a charge of $149.6 million to reduce the carrying value of the vessels forming part of the Tanker Business to their estimated fair value.

Quarterly Common Unit Cash Distribution

On May 3, 2019, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.315 per common unit for the first quarter of 2019 payable on May 15, 2019 to common unit holders of record on May 13, 2019.

Market Commentary

Neo-Panamax Container Market

Neo-Panamax container vessels experienced increased activity during the first quarter of 2019, compared to the fourth quarter of 2018. While charter rates for feeder and panamax vessels remained relatively flat due to, among other things, the overhang of idle tonnage, charter rates for Neo-panamax vessels, especially 8,000 TEU designs or larger, saw marked increases, with 12-month charters being contracted at average daily gross rates of approximately $24,000.

At the end of the first quarter of 2019, the idle container fleet was estimated to represent approximately 3.2% of the current worldwide fleet, a slight uptick from the end of 2018. However, the idle fleet has since then declined to an estimated 1.5% of the current worldwide fleet as at the end of April 2019.

At the end of the first quarter of 2019, the container orderbook remained close to historically low levels and was estimated by analysts to stand at 12.6% of the current worldwide fleet. Non-delivery (slippage) of new containership capacity expected to be delivered in the first quarter 2019 is estimated by analysts to be 41% in TEU terms. Further, scrapping in the first quarter of 2019 is estimated to have increased to 70,000 TEU compared to 24,600 TEU in the first quarter of 2018.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“The first quarter of 2019 marked an important milestone for the Partnership, as it saw the completion of the spin-off and merger of our Tanker Business with DSS in a strategic transaction for the Partnership. We believe that to date the DSS transaction has overall been an accretive transaction for our unitholders. Among other metrics, the sum-of-the-part equity value as of the date of this announcement was greater than the stand-alone market capitalization of CPLP immediately before the consummation of the transaction.”

“Importantly, this transaction allows CPLP to reshape its business towards a modern fleet with remaining charter duration of more than five years, providing CPLP unitholders with increased stability and cash flow visibility. On that basis, we are looking forward to expanding our asset base again with modern vessels employed under medium- to long-term charters with a view to growing our long-term distributable cash flow.”

Conference Call and Webcast

Today, May 13, 2019, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 877 553 9962 (U.S. Toll Free Dial In), 0808 238 0669 (UK Toll Free Dial In) or +44 (0)2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until Monday, May 20, 2019 by dialing 1 866 331 1332 (U.S. Toll Free Dial In), 0808 2380 667 (UK Toll Free Dial In) or +44 (0)3333 009 785 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 11 vessels, including ten neo panamax container vessels and one capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the anticipated benefits of the DSS Transaction, the expected financial performance of CPLP’s remaining business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, and market and charter rate expectations are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three month periods ended March 31,
	2019	2018
Revenues	26,817	28,715
Revenues – related party	—	701

Total revenues	26,817	29,416

Expenses:
Voyage expenses	534	3,209
Vessel operating expenses	5,658	7,269
Vessel operating expenses—related party	957	1,103
General and administrative expenses	1,007	1,722
Vessel depreciation and amortization	7,236	8,615

Operating income	11,425	7,498

Other income / (expense), net:
Interest expense and finance cost	(4,614)	(4,556)
Other income	419	53

Total other expense, net	(4,195)	(4,503)

Partnership’s net income from continuing operations	7,230	2,995

Preferred unit holders’ interest in Partnership’s net income from continuing operations	8,996	2,775
General Partner’s interest in Partnership’s net income from continuing operations	(34)	4
Common unit holders’ interest in Partnership’s net income from continuing operations	(1,732)	216

Partnership’s net (loss) / income from discontinued operations	(146,535)	2,265

Partnership’s net (loss) / income	(139,305)	5,260

Net (loss) / income from continuing operations per:
Common unit, basic and diluted	(0.10)	0.01
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241
Net (loss) / income from discontinued operations per:
Common unit, basic and diluted	(7.91)	0.12
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241
Net (loss) / income from operations per:
Common unit, basic and diluted	(8.01)	0.13
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2019	As of December 31, 2018
Assets
Current assets
Cash and cash equivalents	73,450	21,203
Trade accounts receivable, net	8,210	16,126
Prepayments and other assets	2,444	2,017
Inventories	1,601	1,516
Claims	230	—
Current assets from discontinued operations	—	23,698

Total current assets	85,935	64,560

Fixed assets
Vessels, net	579,028	586,100

Total fixed assets	579,028	586,100

Other non-current assets
Above market acquired charters	57,109	60,655
Restricted cash	5,500	16,996
Prepayments and other assets	2,419	2,466
Non-current assets from discontinued operations	—	654,468

Total non-current assets	644,056	1,320,685

Total assets	729,991	1,385,245

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	29,716	37,479
Trade accounts payable	20,691	14,348
Due to related parties	6,119	17,742
Accrued liabilities	10,394	16,740
Deferred revenue, current	4,767	7,315
Current liabilities from discontinued operations	—	21,535

Total current liabilities	71,687	115,159

Long-term liabilities
Long-term debt, net	251,565	253,932
Deferred revenue	47	96
Long-term liabilities from discontinued operations	—	134,744

Total long-term liabilities	251,612	388,772

Total liabilities	323,299	503,931

Commitments and contingencies
Total partners’ capital	406,692	881,314

Total liabilities and partners’ capital	729,991	1,385,245

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three month periods ended March 31,
	2019	2018
Cash flows from operating activities of continuing operations:
Net income from continuing operations	7,230	2,995
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization	7,236	8,615
Amortization of deferred financing costs	263	300
Amortization of above market acquired charters	3,546	3,545
Equity compensation expense	—	238
Changes in operating assets and liabilities:
Trade accounts receivable, net	7,916	(1,565)
Prepayments and other assets	(380)	1,299
Insurance claims	(230)	—
Inventories	(85)	391
Trade accounts payable	6,954	1,156
Due to related parties	(11,623)	4,444
Accrued liabilities	(6,323)	144
Deferred revenue	(2,597)	(2,660)
Dry-docking costs paid	(361)	(175)

Net cash provided by operating activities of continuing operations	11,546	18,727

Cash flows from investing activities of continuing operations:
Vessel improvements	(436)	—

Net cash used in investing activities of continuing operations	(436)	—

Cash flows from financing activities of continuing operations:
Deferred financing costs paid	(770)	(31)
Payments of long-term debt	(9,623)	(10,061)
Redemption of Class B unit holders	(116,850)	—
Dividends paid	(11,263)	(13,150)

Net cash used in financing activities of continuing operations	(138,506)	(23,242)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(127,396)	(4,515)

Cash flows from discontinued operations
Operating activities	9,919	10,005
Investing activities	—	(24,410)
Financing activities	158,228	(3,147)

Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	168,147	(17,552)

Net increase / (decrease) in cash, cash equivalents and restricted cash	40,751	(22,067)

Cash, cash equivalents and restricted cash at beginning of period	38,199	71,297

Cash, cash equivalents and restricted cash at end of period	78,950	49,230

Supplemental cash flow information
Cash paid for interest	7,888	5,599
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	275	703
Capitalized dry docking costs included in liabilities	119	540
Deferred financing costs included in liabilities	—	50
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	73,450	31,246
Restricted cash—Non-current assets	5,500	17,984

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	78,950	49,230

Appendix A – Reconciliation of Non-GAAP Financial Measure (In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net (loss)/income adjusted for depreciation and amortization expense, impairment of vessels, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2019	For the three-month period ended December 31, 2018	For the three-month period ended March 31, 2018
Partnership’s net income from continuing operations	7,230	6,947	2,995

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	7,493	7,564	9,147
Amortization of above market acquired charters and straight line revenue adjustments	1,414	1,407	1,218

Operating Surplus from continuing operations	16,137	15,918	13,360

Add: Operating Surplus from discontinued operations	14,394	17,461	12,616

Total Operating Surplus from operations	30,531	33,379	25,976

Capital reserve	(7,703)	(13,597)	(13,208)

Class B preferred units distributions[2]	(2,652)	(2,775)	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	20,176	17,007	9,993

(Increase) / Decrease in recommended reserves	(14,340)	(11,171)	382

Available Cash	5,836	5,836	10,375

[1]	Depreciation and amortization line item includes the following components:
•	Vessel depreciation and amortization; and
•	Deferred financing costs and equity compensation plan amortization.
[2]	For the quarter ended March 31, 2019, this reflects accrued distributions on Class B units outstanding until their redemption on March 27, 2019, which was included in the redemption price.